SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

March 29, 2004

TELIASONERA AB

(Translation of registrant’s name into English)

Sturegatan 1, S-106 63 Stockholm, Sweden
(Address of principal executive offices)

0-30340

(Commission File Number)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☑      Form 40-F   ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐     No   ☑

SIGNATURES
Press Release

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2004	TELIASONERA AB
	By:	/s/ Jan Henrik Ahrnell
Vice President and Legal Counsel

Press Release

March 29, 2004	Release + 4 pages

TeliaSonera’s Annual General Meeting

Please find attached an English translation of the announcement regarding the Annual General Meeting of TeliaSonera AB (publ), Wednesday, April 28, 2004 at 5.00 p.m. Swedish time at Globe Arenas, Stockholm. The shareholders may also participate in the Annual General Meeting through telecommunication at 6.00 p.m. Finnish time at Helsinki Fair Centre, Helsinki.

TeliaSonera intends to publish the notification of the Annual General Meeting in Post- och Inrikes Tidningar, Dagens Nyheter, Svenska Dagbladet in Sweden and Kauppalehti, Helsingin Sanomat and Hufvudstadsbladet in Finland on Tuesday, March 30, 2004. The call center will be open from 9.00 a.m. Swedish time for notification of participation.

Stockholm March 29, 2004

TeliaSonera AB (publ)

For further information journalists can contact: TeliaSonera’s Press Office, phone +46 8 713 58 30

Forward-Looking Statements
Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

TeliaSonera, formed through a merger of Telia and Sonera in December 2002, is the leading telecommunications group in the Nordic and Baltic regions. TeliaSonera’s overall focus is on best serving its customers in its core business and creating value for shareholders through stronger profits and cash flows. TeliaSonera is listed on the Stockholm Exchange, the Helsinki Exchanges and Nasdaq Stock Market in the USA. Pro forma Net sales 2002 amounted to 81 billion SEK (EUR 8.8 billion). The number of employees was 29,000.

The shareholders of TeliaSonera AB (publ) are hereby summoned to the ordinary Annual General Meeting on Wednesday, April 28, 2004

The Annual General Meeting will be held at 5.00 p.m. Swedish time at the Globe Arena, Stockholm. The shareholders may also participate in the Annual General Meeting via a telecommunication connection at 6.00 p.m. Finnish time at Helsinki Fair Centre, Helsinki.

The premises will open at 3.30 p.m. local time in Stockholm and 4.30 p.m. local time in Helsinki.

Refreshments will be served before the meeting starts.

Right to participate
Shareholders wishing to participate in the Annual General Meeting must

•	be listed as shareholders in the printout of the register of shareholders issued by VPC AB on Friday, April 16, 2004, and

•	have notified TeliaSonera AB of their intent to participate in the Annual General Meeting not later than 4.00 p.m. Swedish time on Thursday, April 22, 2004.

Notice etc.
Notice of participation can be made in writing to TeliaSonera AB, Box 10, SE-182 11 Danderyd, Sweden, by telephone +46-8-611 6015 (Sweden) or +358-800-30 4040 (Finland), by fax +46-8-611 6017 (Sweden) or +358-800-30 4041 (Finland), or, for private individuals, via the Internet at www.teliasonera.com/ir. Notice may be provided by phone on weekdays between 9.00 a.m. and 5.00 p.m. Swedish time (however, not later than 4.00 p.m. on Thursday, April 22) The notice must include name/company, social security/corporate registration number, address, telephone number (office hours) and number of accompanying persons. At the notification of participation, each shareholder should state in which location participation would take place. To facilitate admission to the Annual General Meeting, powers of attorney, registration certificates and other authorizing documents should be sent to the Company at the above address at the latest by Friday, April 23, 2004. Please note that any powers of attorney must be submitted in the original, and thus cannot be sent via the Internet or fax.

In order to be able to participate in the Annual General Meeting, shareholders who have allowed their shares to be registered in trust must temporarily re-register their shares in the register of shareholders under their own names by Friday, April 16, 2004. These shareholders must notify their trustees of this well in advance of Friday, April 16, 2004 when the re-registrations shall have been completed. This procedure may also be applicable for shareholders who are using a bank’s share deposit and/or are trading via the Internet. Shareholders must contact their trustee well in advance for more information.

As Finnish shareholders within the Finnish book-entry system (APK) are nominee registered, APK will automatically re-register these shareholders with record date Friday April 16, 2004. Please note that these Finnish shareholders still have to notify the Company of their intention to participate as described above.

As a service to those who are unable to attend, the CEO’s speech and the presentation materials furnished at the Annual General Meeting will be posted on our homepage at www.teliasonera.com/ir, as of the day after the meeting.

Agenda:
Opening of the Annual General Meeting

1.	Election of meeting chairperson

2.	Election of two people to check the meeting minutes along with the chairperson

3.	Preparation and approval of voting register

4.	Adoption of agenda

5.	Confirmation that the meeting has been duly and properly convened

6.	Presentation of the Annual Report and Auditor’s Report, Consolidated Financial Statements and Group Auditor’s Report for 2003. Speech by President Anders Igel in connection herewith

7.	Resolution to adopt the Income Statement, Balance Sheet, Consolidated Income Statement and Consolidated Balance Sheet

8.	Resolution concerning appropriation of the Company’s profits as per the adopted Balance Sheet, and setting of record date for the stock dividend

9.	Resolution concerning discharging of members of the Board of Directors and the President from personal liability for the administration of the Company in 2003

10.	Resolution concerning number of board members and deputy board members to be elected by the Annual General Meeting

11.	Resolution concerning compensation for the Board of Directors

12.	Election of Board of Directors. The election will be preceded by information from the chairperson concerning positions held in other companies by the candidates

13.	Change in Articles of Association

14.	Resolution concerning number of auditors and deputy auditors

15.	Resolution concerning compensation to the auditors

16.	Election of auditors

17.	The shareholder Sveriges Aktiesparares Riksförbund’s proposal to elect a nominating committee composed of three to five, from the company independent, members

18.	The shareholder Osmo Soronen’s proposal to instruct the Board of Directors to, within 60 days from the Annual General Meeting, decide upon a delivery guarantee in relation to new private consumers.

19.	The shareholder Einar Hellbom’s proposal that Näringslivets fond/Timbro should account for all campaigns and expenses during the last years and that the fund/s should be repaid to the companies.

20.	Closing of the meeting

Item 8 — Dividend
The Board of Directors proposes that a dividend of SEK 1 per share be distributed to the shareholders, and that May 3, 2004 be set as the record date for the dividend. If the Annual General Meeting adopts this proposal, it is estimated that disbursement from VPC AB will take place on May 6, 2004.

Item 13 — Change in Articles of Association

The Board of Directors proposes that it should be possible to elect only one auditor if an auditor company is elected.

Proposal for new wording of Articles of Association § 7:

“The annual general meeting shall appoint no less than two and no more than three auditors and no more than the same number of deputy auditors. The annual general meeting can also appoint only one auditor, if the auditor in question is a registered auditor company.”

Item 14, 15 and 16 — Auditors
The Board of Directors proposes that the Annual General Meeting decides the following; all under precondition that the Annual General Meeting decides in accordance with the Board of Director’s proposal in item 13: The current auditors’ assignment shall end at the conclusion of the Annual General Meeting of 2004. Thereafter, the number of auditors shall be one (an auditing firm), provided however, that until the time that the Annual General Meeting’s decision to change the Articles of Association has been registered, the number of auditors shall be two. No deputy auditors shall be designated. Compensation to the auditors shall be paid on the basis of invoice. The Annual General Meeting is proposed to elect Öhrlings PricewaterhouseCoopers AB as auditor; and until the time that the Annual General Meeting’s decision to change the Articles of Association has been registered, that authorized public accountant Peter Bladh is also elected as auditor. Shareholders representing roughly 64.4% of the stock and votes in the company have stated their support for the proposal to elect the new auditors.

Item 17 — Nominating Committee
The shareholder Sveriges Aktiesparares Riksförbund’s proposal to elect a nominating committee composed of three to five, from the company independent, members. The members should be elected by the Annual General Meeting and represent the shareholders of the company, whereof one member should represent the smaller shareholders.

Item 18 — Delivery guarantee
The shareholder Osmo Soronen’s proposal is, in essence, that the Annual General Meeting instructs the Board of Directors to, within 60 days from the Annual General Meeting, decide upon a delivery guarantee which requires the company to, in relation to private consumers who do not receive services within the time specified in a service contract, compensate such customers by either (i) providing the services without charge for 12 months, or (ii) provide the monetary equivalent of 3 months-worth of the service (in the event the customer cancels the order of service due to the non-delivery).

Item 19 – Näringslivets fond (The Swedish Free Enterprise Foundation)
The shareholder Einar Hellbom’s proposal that (i) Näringslivets fond/Timbro should account for all campaigns and expenses during the last years and specify if there is any support for better work result from directors with 100 million salary than those with 10 million salary (ii) request that the fund/s should be repaid to the companies to give the shareholders in each company possibility to decide upon sharing the money with the shareholders, invest in the company or to contribute to PR that would be of use for the companies.

Annual Report etc.
The Annual Report and the Auditor’s Report for fiscal year 2003 and also documents received from the shareholders that have raised items on the agenda will be available at the Company as of April 14, 2004. All the documents will be kept available at TeliaSonera AB, Investor Relations, Sturegatan 1, Stockholm, Sweden, and are available by request to anyone who wishes to obtain them by writing to: TeliaSonera AB, Box 10, SE-182 11 Danderyd, Sweden or by telephone +46-8-611 6015 (Sweden) or +358-800-30 4040 (Finland).

Stockholm, March 2004

The Board of Directors